Meridian Gold Inc.
9670 Gateway Drive
Suite 200
Reno, Nevada 89521-8953
(775) 850-3777
Fax (775) 850-3733
January 12, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold, Inc. Form 40-F for Fiscal Year Ended December 31, 2004 Filed March 28, 2005 Response Letter Dated November 18, 2005 File No. 1-12003
     In regards to our telephone conversation on December 22, 2005, you asked us for clarification on two points. First, you asked us if an impairment analysis was prepared in March 2003 following the results of the non-binding referendum; and second, you asked us to better explain our use of $310 million in our December 2003 and December 2004 impairment analyses (as compared to the carrying value of mineral property, plant and equipment of Esquel of $559 million).
     In response to the first point, the March 2003 Technical Report for the Esquel project filed on SEDAR in May 2003 was not an impairment analysis. The Technical Report was prepared under the guidelines of National Instrument 43-101 and included only proven and probable reserves and did not include measured, indicated and inferred resources. All known reserves and resources were included in our economic models for the purchase of Brancote in July 2002 and for impairment analyses at December 31, 2003 and 2004. Our economic models have indicated undiscounted cash flows in excess of the carrying value for each period in which an impairment analysis was required.
     As we discussed with Staff, we did not consider the non-binding referendum taken in the city of Esquel in March 2003 to be a triggering event for purposes of requiring an impairment analysis to be prepared because in Argentina, mining is governed by national and provincial government laws and agencies; therefore, the referendum did not limit our ability to obtain permits. We believe a triggering event did occur when our property was not demarcated for open-pit mining and the use of cyanide within the defined 120 days after the passage of law 5001. This occurred in the third quarter of 2003. Provincial law 5001 prohibited the use of open-pit mining and the use of cyanide except in areas to be demarcated by the provincial government by 120 days after the passage of the law.

     In response to the second point, as we commented in our letter dated December 9, 2005, we used an after-tax basis for the impairment analysis and compared this to the after-tax value of $310 million for the Esquel project. The table below reconciles total mineral property, plant and equipment to the after-tax carrying value used in our analysis:

(in millions of US dollars)	December 31, 2004
Mineral property, plant and equipment	559
Deferred tax liability	(176)
Cumulative currency translation gains	(62)
Other	(11)

After-tax carrying value	310

     As our expected future cash flows were in excess of our net investment in the Esquel project and we believed that all necessary permits for the Esquel project would ultimately be obtained, we did not consider our Esquel asset to be impaired.
     We trust the above provides the clarification you require. If you should have any additional questions after reviewing our responses, please contact us. If you have completed your review, please confirm in writing that the file is closed.
Sincerely,

/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.